UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________

Commission file number 1-13647
____________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma  74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.           An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2010 and 2009.

2.           An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2010.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
HOGANTAYLOR LLP	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE
YEAR ENDED DECEMBER 31, 2010:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

SIGNATURES	16

INDEX TO EXHIBITS	17

NOTE:
The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500.  Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma
June 17, 2011

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS:	2010	2009

CASH	$-	$315,774

INVESTMENTS, at fair value	94,284,400	83,655,849

RECEIVABLES:
Contributions receivable - employers	10	51
Contributions receivable - participants	17	108
Notes receivable - participants	5,102,533	5,230,598
Accrued investment income	17,852	18,043
Due from brokers for securities sold	13	8,088

Total receivables	5,120,425	5,256,888

TOTAL ASSETS	99,404,825	89,228,511

LIABILITIES:
Due to brokers for securities purchased	1	364,604

NET ASSETS AVAILABLE FOR BENEFITS	$99,404,824	$88,863,907

Certain reclassifications have been made to the 2009 financial information to conform to the classification used in 2010.
See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

INVESTMENT INCOME:
Net appreciation in fair
value of investments	$12,099,064
Dividend income	1,037,533

Total investment income	13,136,597

Interest on notes receivable - participants	218,589

CONTRIBUTIONS:
Participants	5,739,822
Employers	1,712,420
Rollovers	65,745

Total contributions	7,517,987

Total additions	20,873,173

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	10,157,115
Administrative expenses	175,141

Total deductions	10,332,256

NET INCREASE	10,540,917

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,863,907

End of year	$99,404,824

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”).  All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 18 or older are generally eligible to participate in the Plan.  A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contributions until completion of one year of service as defined by the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions.  The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Participant Contributions - Participants may make pre-tax contributions and after-tax Roth elective contributions through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2010. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2010. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion.  The Employers match the participant’s contribution up to 2% of the participant’s eligible compensation.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings and expenses based on units of participation, as defined in the Plan document.  The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting – Participants are immediately vested in their voluntary contributions and any Employers' contributions plus or minus any earnings or losses thereon.

Withdrawals, Loans and Benefit Payments – Participants may withdraw amounts from the elective deferrals for purposes that qualify as hardships under Section 401(k) of the Code.  Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship. Participants may request an in-service withdrawal of any or all vested account balances (excluding Roth contributions) upon reaching 65 years of age, any or all of the Employers' discretionary contributions after participating in the Plan for five years and any or all of a rollover contribution at any time.

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance, reduced by the excess of the participant’s highest outstanding participant loan balance during the 12-month period. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate. Loans are repaid ratably through payroll deductions over a term not exceeding five years, with the exception of loans used for the purchase of a primary residence that may be repaid over 15 years. Participants may not have more than one loan outstanding at any given time.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account.  Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.  If a participant with a balance less than $5,000, but more than $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant.  If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Disbursements to participants for in-service withdrawals, loans and distributions upon termination are recorded when paid.  As of December 31, 2010, there was one request for distribution of $27,642 that had not been paid.

Forfeitures – At December 31, 2010 and 2009, $9,338 and $36,964, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures.  Such amounts are invested in the Cavanal Hill Cash Management Fund and are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) and DTG’s common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the reporting period.

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Notes Receivable from Participants – Notes receivable from participants are stated at the outstanding principal balance of the loan plus accrued interest, which approximates fair value. Loan balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant.

Investment Options – Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma. The Dollar Thrifty Automotive Group, Inc. Stock Fund is no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs – Plan administration costs are borne by the Plan and are allocated to participants’ accounts.  In 2010, the Plan paid $175,141 in administrative expenses.

New Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures, Accounting Standards Codification (“ASC”) Topic 820: Improving Disclosures about Fair Value Measurements” which amends ASC Subtopic 820, “Fair Value Measurements and Disclosures”, (“ASU 2010-06”) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The Plan adopted the provisions early as permitted by ASU 2010-06.  See Note 2 for the required disclosure.

In September 2010, the FASB issued ASU 2010-25, “Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted ASU 2010-25 as required for the period ended December 31, 2010.

2.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2010		December 31, 2009
		Units, Shares		Units, Shares
		or Principal	Fair	or Principal	Fair
		Amount	Value	Amount	Value

	Vanguard Prime Money Market
	Institutional Fund	15,425,749	$15,425,749	17,263,693	$17,263,693
	Vanguard Institutional Index Fund	117,691	13,535,650	118,155	12,049,461
	Dodge & Cox Balanced Fund	150,878	10,594,635	146,053	9,351,802
	T. Rowe Price New Horizons Fund	314,435	10,530,422	326,645	8,355,571
	Dodge & Cox Stock Fund	89,798	9,676,610	90,453	8,696,192
	American Funds EuroPacific
	Growth Fund	186,425	7,701,222	191,576	7,333,529
	T. Rowe Price Growth Stock	189,194	6,082,594	187,917	5,169,603
	DTAG Stock Fund **	127,570	6,028,958	*	*
	Vanguard Total Bond Market Index	501,400	5,314,837	421,156	4,559,632

*	Did not represent 5% or more of the Plan's net assets at the date indicated
**	Party-in-interest to the Plan

During the year ended December 31, 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

Year Ended
December 31,
2010

Registered investment companies	$8,948,880
DTG common stock	3,150,184

Net appreciation in fair value of investments	$12,099,064

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.  There were no transfers into or out of Level 1 for the twelve months ended December 31, 2010.  The Plan had no Level 2 or Level 3 measurements for the twelve months ended December 31, 2010.

The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2010 and 2009:

		Fair Value Measurements
	Total Fair	at December 31, 2010 Using:
	Value as of
Description	December 31, 2010	Level 1	Level 2	Level 3

Mutual funds:
Balanced funds	$15,520,764	$15,520,764	$—	$—
Blended funds	23,212,260	23,212,260	—	—
Growth funds	24,314,238	24,314,238	—	—
Index funds	5,324,175	5,324,175	—	—
Value fund	4,345,459	4,345,459	—	—
Money market fund	15,425,749	15,425,749	—	—
DTG stock fund	6,141,755	6,141,755	—	—

	$94,284,400	$94,284,400	$—	$—

Note: DTG stock fund includes DTG common stock with a fair value of $6,028,958 and $112,797 in cash.

		Fair Value Measurements
	Total Fair	at December 31, 2009 Using:
	Value as of
Description	December 31, 2009	Level 1	Level 2	Level 3

Mutual funds:
Balanced funds	$12,932,192	$12,932,192	$—	$—
Blended funds	20,745,653	20,745,653	—	—
Growth funds	20,858,702	20,858,702	—	—
Index funds	4,648,976	4,648,976	—	—
Value fund	3,270,101	3,270,101	—	—
Money market fund	17,263,693	17,263,693	—	—
DTG stock fund	3,936,532	3,936,532	—	—

	$83,655,849	$83,655,849	$—	$—

Note: DTG stock fund includes DTG common stock with a fair value of $3,884,141 and $52,391 in cash.

3.        TAX STATUS

The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.  In April 2010, the Plan applied for a new determination letter, but a new letter has not been received as of the date of the audit report.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts.  These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (DOL). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax assessment for years prior to 2007.

4.	PLAN TERMINATION

The Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA.  In the event of full or partial Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law. The Employers have not expressed any intent to do so.

5.        RELATED PARTY TRANSACTIONS

The Companies as the Plan Sponsor, the Plan administrator, and Bank of Oklahoma are considered to be parties-in-interest. Approximately, $179,432 of Plan expenses were paid by the Companies for the year ended December 31, 2010.  Certain administrative functions are performed by officers and employees of the Companies.  No officer or employee received or expects compensation from the Plan for these services.

DTG is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in DTG common stock qualify as permitted party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 127,570 and 151,665 shares, respectively, of common stock of DTG with a fair value of $6,028,958 and $3,884,141, respectively.

Certain Plan investments are units of a cash and cash equivalents fund managed by Bank of Oklahoma, and, therefore, these transactions qualify as party-in-interest transactions.  For the year ended December 31, 2010, the Plan paid fees totaling $175,141 to Bank of Oklahoma for Trustee and recordkeeping services.

6.        SUBSEQUENT EVENTS

The Plan administrator has reviewed events that have occurred after December 31, 2010 through the issuance of the financial statements.  The Plan administrator noted no reportable subsequent events other than the subsequent events noted below:

On May 24, 2011 HDTMS, Inc., a wholly owned subsidiary of Hertz Global Holdings, Inc. (“Hertz”), commenced an exchange offer to exchange each of the issued and outstanding shares of DTG common stock, including the shares held by the Plan, for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz common stock (the “Exchange Offer”).

On June 6, 2011, DTG’s board of directors recommended that DTG's stockholders not tender their shares of DTG common stock pursuant to the offer.

Hertz has stated that if the Exchange Offer is successful, it intends to propose a merger (the “Second-Step Merger”) of its wholly owned subsidiary with DTG in which each then outstanding share of DTG common stock not owned by Hertz or its subsidiaries would be converted into the right to receive the same per share consideration paid in the Exchange Offer. The Exchange Offer is subject to the satisfaction of a number of conditions, including among others, that a majority of the issued and outstanding shares of DTG common stock are tendered into the Exchange Offer, that applicable United States and Canadian antitrust clearances are obtained and that the DTG board of directors has approved the Exchange Offer and the Second-Step Merger for purposes of Section 203 of the Delaware General Corporation Law, as amended. If Hertz consummates the Exchange Offer and the Second-Step Merger, then the shares of DTG common stock held by the Plan would be converted into the right to receive the per share consideration paid by Hertz in the Second-Step Merger.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 73-1356520
PLAN: 002
AS OF DECEMBER 31, 2010

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost (1)	Value

*	Bank of Oklahoma, N.A.	Cavanal Hill Cash Management Fund,
		122,134 units		$122,134
	Vanguard Group	Vanguard Prime Money Market Institutional Fund,
		15,425,749 units		15,425,749
	Vanguard Group	Vanguard Institutional Index Fund, 117,691 units		13,535,650
	Vanguard Group	Vanguard Total Bond Market Index, 501,400 units		5,314,837
	Vanguard Group	Vanguard Target Retirement 2020 Fund, 43,946 units		971,202
	Vanguard Group	Vanguard Target Retirement 2025 Fund, 60,330 units		761,368
	Vanguard Group	Vanguard Target Retirement 2030 Fund, 25,797 units		559,280
	Vanguard Group	Vanguard Target Retirement 2035 Fund, 40,003 units		523,633
	Vanguard Group	Vanguard Target Retirement 2015 Fund, 41,614 units		516,851
	Vanguard Group	Vanguard Target Retirement 2045 Fund, 30,078 units		406,051
	Vanguard Group	Vanguard Target Retirement 2010 Fund, 16,290 units		363,437
	Vanguard Group	Vanguard Target Retirement 2050 Fund, 14,466 units		309,578
	Vanguard Group	Vanguard Target Retirement 2040 Fund, 12,139 units		260,983
	Vanguard Group	Vanguard Target Retirement 2005 Fund, 21,632 units		253,747
	Dodge & Cox	Dodge & Cox Balanced Fund, 150,878 units		10,594,635
	Dodge & Cox	Dodge & Cox Stock Fund, 89,798 units		9,676,610
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 314,435 units		10,530,422
	T. Rowe Price Investment Services, Inc.	T. Rowe Price Growth Stock, 189,194 units		6,082,594
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 186,425 units		7,701,222
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund,
		127,570 shares		6,028,958
	AMR Investment Services	American Beacon Small Cap Value Fund, 218,365 units		4,345,459

Total investments				$94,284,400

*	Notes receivable - participants	Various maturity dates through July 2025 with rates
		ranging from 2.8% to 9.1%		$5,102,533

*	Issuer is a party-in-interest to the Plan.
(1)	Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

By:	401(k) Administrative Committee, as Plan
administrator

Date: June 17, 2011	By:	/s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.44	Consent of HoganTaylor LLP regarding Registration Statement on Form S-8, Registration No. 333-89189